UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ **Form C: Offering Statement**
☐ **Form C-U: Progress Update:** ______
☐ **Form C/A: Amendment to Offering Statement:** ______
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: Gulf Coast Canna Meds, Inc
Legal status of issuer:
Form: Corporation
Jurisdiction of Incorporation/Organization: Florida
Date of organization): November, 14 2016
Physical address of issuer: 695 Central Avenue #202 St. Petersburg, FL 33701
Website of issuer: gulfcoastcannameds.com

Name of intermediary through which the offering will be conducted: FUNADANNA (TRUCROWD, INC)
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary: ______

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The company will pay the funding portal a success fee of 6.5%, of which $3,500 were paid upfront.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Type of security offered: SAFE+REV (Simple Agreement for Future Equity AND Revenue Participation)
Target number of securities to be offered: 4,000
Price (or method for determining price): $5 per Unit of SAFE+REV
Target offering amount: $20,000
Oversubscriptions accepted: ☑ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis
☐ Other – provide a description: ______
Maximum offering amount (if different from target offering amount): $1,070,000
Deadline to reach the target offering amount: 1/31/2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	135,847	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Gulf Coast Canna Meds, Inc
_____
(Issuer)

By _____

X Thomas Murphy, CEO
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X _____
(Signature)

Thomas Murphy, CEO
_____
(Title)
10/18/2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.


Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

THE COMPANY

1.   Name of issuer: Gulf Coast Canna Meds, Inc.

ELIGIBILITY

2.   ☑   Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No




Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tom Murphy   Dates of Board Service: April 2016 to current

Principal Occupation: President
Employer: Gulf Coast Canna Meds, Inc.   Dates of Service: April 2016 to current
Employer's principal business: Education, Cultivation, Extraction and Distribution of Medical Marijuana

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President (April 2016 to current)   Dates of Service:
Position: Dates of Service:
Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Retired
Employer's principal business:
Title: Dates of Service:
Responsibilities:

Name: David Kitenplon   Dates of Board Service: April 2016 to current

Principal Occupation: Real Estate Management
Employer: Automotive Realty Associates, Inc.   Dates of Service: 1982 to current
Employer's principal business:

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Secretary/Treasurer   (Aug 2016 – current)   Dates of Service:
Position: Dates of Service:
Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Automotive Realty Associates, Inc.
Employer's principal business: Real Estate Holding Company and Investment Company
Title: SVP   Dates of Service: 2000 - current



OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

Responsibilities:

Name: Lonnie Orns   Dates of Board Service: April 2016 - current

Principal Occupation: Real Estate Management
Employer: Automotive Realty Associates, Inc.   Dates of Service: 2010 - current
Employer's principal business: Real Estate Holding Company and Investment Company

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Vice-President   (April 2016 – Current)   Dates of Service:
Position: Dates of Service:
Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: : Automotive Realty Associates, Inc
Employer's principal business: Real Estate Holding Company and Investment Company
Title: CEO   Dates of Service: 2000 - current
Responsibilities:

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Thomas Murphy

Title: President   Dates of Service: April 2016 to Present
Responsibilities: Gulf Coast Canna Meds, Inc.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office.

None.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Retired

10/18/2017
FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Employer's principal business: _____

Title: _____   Dates of Service: _____

Responsibilities: _____

Name: Lonnie Orns _____

Title: Vice-President _____   Dates of Service: April 2016 - current _____

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Automotive Realty Associates, Inc
Employer's principal business: Real Estate Holding Company and Investment Company
Title: CEO _____   Dates of Service: 2000 - current
Responsibilities: _____

Name: David Kitenplon

Title: Secretary/Treasurer _____   Dates of Service: April 2016 to current _____
Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Retired

10/18/2017

FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Gulf Coast Botanicals, LLC	750,000 common	**75%**

Note: Gulf Coast Botanicals, Inc is owned by 18 shareholders. Each shareholder owns 25,000 shares of common stock and has 6% of the voting power of the shares. Gulf Coast Botanicals, Inc is managed by Thomas Murphy, Lonnie Orns and David Kitenplon.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Gulf Coast Canna Meds, Inc. ("GCCM" or the "Company) was formed with the main purpose of attempting to acquire the required license to operate a medical marijuana extraction, manufacturing and distribution company in the Tampa-St. Petersburg-Clearwater Metro Area after the passage of Amendment 2, which has increased the scope of legalized medical marijuana in Florida. GCCM intends to be a community leader and serve Florida's qualifying patients by producing safe, pure and precisely formulated medical marijuana concentrates and infused products.

GCCM plans to manufacture precisely formulated medical marijuana extractions and marijuana infused products utilizing safety, sanitization and Good Manufacturing Protocols (GMP) found in the pharmaceutical industry at its production facility conforming to food prep FDA rules and regulations.

The Company will offer delivery of its products to retail dispensary clients in the greater Tampa-St. Petersburg-Clearwater Metro Area and throughout the State of Florida. In addition to offering educational services to dispensary clients, GCCM will also sponsor informative meetings for patients and the public, as well as educational seminars about medical cannabis products. To see detailed list of the Company's products and services see: "GCCM Products" and "GCCM Services" on pages 16-18 of this Memorandum.

Maturity of Industry
The medical marijuana market in Florida is in a relatively nascent stage, as the limited Compassionate Use program that legalized CBD/low-THC cannabis for just two qualifying conditions was signed into law in 2014. The program, overseen by the Department of Health's Office of Compassionate Use, allows for just seven dispensing organizations, with the first recently opening its doors and beginning to serve patients in late July 2016. The program was expanded in March 2016 to include high-THC medical marijuana products for terminally ill patients.



OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

Amendment 2, Florida's ballot initiative to fully legalize medical marijuana and create a new comprehensive state regulated program with many more licensees, was approved by voters in November 2016.

Now that the amendment has been approved, it will take at least one to two years for the state to write new regulations, award all initial Medical Marijuana Treatment Center (MMTC) licenses; and for licensees to grow, harvest and process medical marijuana, develop marijuana infused products, and have the medicine available for patients in retail dispensaries. A realistic potential start date for the new program is mid to late 2018, although that projection could easily change.

Nationally, the medical marijuana market is poised for more robust growth ahead. There are relatively more mature but still surging markets in states with long-established programs like Colorado, California, Washington and Oregon; states with smaller programs that have seen their patient numbers and sales totals rapidly expand in the last year such as New Mexico and Arizona; and additional markets emerging as more states come online, with Pennsylvania, Ohio, Arkansas and Florida among the latest to join, pushing the total U.S. states with comprehensive medical marijuana programs to 28 – more than half of the nation.

Regulatory Issues
While all businesses are influenced by regulation to some degree, the Florida medical marijuana industry will be particularly affected by government regulation as dictated by the state's Department of Health, along with additional regulations and zoning restrictions in certain cities and municipalities. The state's regulations and licensing requirements are expected to create specific restrictions for how and where legal medical marijuana businesses may operate.

The Amendment language provides few details on the future program's regulatory requirements, with the Florida DOH or its successor agency required to establish and put into effect full regulations within six months after the measure was approved by voters and added to the state's constitution.

Taking that into consideration, assumptions can be made about how those regulations will eventually look based on regulatory restrictions commonly found in other comprehensive state-run medical marijuana programs. The regulations in place for Florida's current Low-THC/CBD medical program, overseen by the Department of Health's Office of Compassionate Use, also serve as a guide.

Before commencing operations, the Company will be required to acquire a license from the Department of Health to operate a Medical Marijuana Treatment Center (MMTC) and be approved by the Department to begin operations. The application fee and the cost of the license have not yet been determined, but the fee required by the state for those who applied to be one of five licensed operators under Florida's current CBD/low-THC program was $60,063, without an additional license fee for the winners. It is expected that the fees for Florida's new comprehensive program will be more in line with the $10,000 application fee and $200,000 license fee required by Pennsylvania for its new comprehensive medical marijuana program.

According to the Amendment language, an MMTC should be able to wholesale any medical marijuana it produces and/or marijuana infused products it manufactures to other registered and licensed MMTCs, in addition to dispensing it directly to qualifying patients or caregivers who possess a valid and current Florida Medical Marijuana Identification Card. This should not prohibit the company from focusing exclusively on processing and manufacturing marijuana concentrates and infused products, and wholesaling these products to other MMTCs for retail sale in dispensaries.

The likely conditional nature of the license may also be a factor, as it is expected that the controlling majority of a MMTC's owners, principal officers or board members will be required to be current Florida residents who have resided in the state for a yet-to-be-determined number of years before the Department begins the license application process. It is also expected that

10/18/2017

FP: truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

an MMTC's owners, principal officers or board members will be required to be 21 years of age or older, and not have been convicted of a violent felony offense or a felony drug offense.

The Department will likely also require applicants to verify at the time of the initial application that they have a certain amount of capital available to successfully run the business and serve the needs of qualifying patients. For example, Florida's CBD/low-THC program requires applicants to post a $5 million performance bond, while Pennsylvania's new program requires applicants to have $2 million in capital, with $500,000 on deposit.

The location of the company's processing/manufacturing facility must be compliant with any local zoning restrictions, including the distances the municipality requires the facility to be from other medical marijuana businesses, certain residential areas, any schools, public parks, playgrounds and community centers. While specific distance restrictions are still to be determined in Florida, other states require marijuana businesses to be anywhere from 500 to 1,000 feet away from such areas. Therefore, the company will only consider locations for its facility that are at least 1,000 feet away from such areas.

The facility will also likely be required to be under 24-hour video surveillance with a security company available to monitor the live feed at any time and alert authorities in the event of a security breach. The company will likely be restricted to only hiring employees who have not been convicted of a violent felony offense or a felony drug offense. The Department will likely also require an MMTC's employees to pass a criminal background check, and be registered and approved by the Department as an MMTC agent.

Supply and Distribution

There is a conflict between the language of the current law and the language of the new Amendment; this conflict will have to be resolved by the FL DOH. The current language of Amendment 2, which legalized medical marijuana for qualifying patients and created a comprehensive, state-run medical marijuana program in the State of Florida, allows for the creation of a licensed medical marijuana business: a Medical Marijuana Treatment Center (MMTC).

An MMTC will no longer be required to operate as a vertically integrated business, to include a cultivation and infused product manufacturing facility in addition to a separate retail medical marijuana dispensary. The Amendment language is limited in scope, with the Department of Health responsible for writing and implementing full regulations within six months of the new law going into effect. As it stands now under Amendment 2, an MMTC should be able to wholesale any medical marijuana it produces and/or marijuana infused products it manufactures to other state-licensed MMTCs for retail sale to patients in dispensaries.

Gulf Coast Canna Meds (GCCM) will only be conducting extraction, processing, manufacturing, and distribution operations at its facility, with finished products such as medical marijuana concentrates, vaporizer cartridges, topicals and other infused products sold wholesale to other MMTCs. GCCM plans to establish strategic partnerships with top-level, state-licensed cultivators across the state, who share its operating philosophies and who consistently cultivate strains of medical marijuana that feature the various cannabinoids and terpenes necessary to produce the different concentrates and infused products the company will manufacture. This will ensure that the company always has necessary raw materials that meet its standards, in order to guarantee production of the highest quality final product.

The Company will utilize state-of the-art extraction equipment and innovative technology to create pharmaceutical-grade product formulations, which will allow it to produce the best quality, competitively priced medical marijuana products. GCCM will track sales trends and follow the market closely to gather data for strategic planning in its extraction and manufacturing facility, to ensure its production output can successfully meet market demands and maintain client orders.

10/18/2017

FP:

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

In addition to its own independent brand, the Company also plans to establish strategic partnerships with leading licensed retail dispensaries who share GCCM's philosophy on patient care and community leadership. The Company will also offer white labeled products to select clients, as well as a co-branding option for others.

The Company anticipates high demand for the unique medical marijuana concentrates and infused products it develops as the distinct cannabinoid profiles they will feature will be effective at treating various, specific qualifying illnesses and conditions. The Company plans to maintain its competitive edge through its diverse product offering, production of precise formulations of marijuana infused products, and unique delivery systems.

Financial Considerations
The Company will likely be required to pay a yet-to-be-determined application fee to the Florida Department of Health to apply for a license to operate a Medical Marijuana Treatment Center (MMTC), in addition to a license fee if the company acquires a license, along with a yearly renewal fee. Gulf Coast Canna Meds should not have to obtain a sales tax license or collect sales taxes, as the company intends to exclusively wholesale its products to other MMTCs for retail sale in dispensaries.

In addition to those likely licensing and renewal fees and requirements, there are two specific and unique financial factors the Company must consider to operate a medical marijuana business in the State of Florida: 1) the company's ability to access banking, and 2) the inability of the company to deduct normal business expenses from its tax burden due to IRS section 280E.

Banking Access
Marijuana businesses are technically restricted from depositing money in banks because of federal banking laws, making access to traditional banking a factor that must be considered. This is not an insurmountable problem, however, as many medical marijuana businesses in Colorado, Oregon and Washington already have accounts with established banks and credit unions. The key is that they are small, local, state-chartered institutions with unrecognizable names, as opposed to national brands like JP Morgan Chase or Bank of America.

The Financial Crimes Enforcement Network (FinCEN), the Treasury Department bureau that fights money laundering, reports that 266 depository institutions nationwide currently maintain accounts with marijuana-related businesses. In a recent survey of 400 respondents in the cannabis industry, Marijuana Business Daily reported that 40% had bank accounts.

So while it technically remains illegal on a federal level, the company has secured access to banking with First Green Bank in Orlando, Florida. The US Senate Appropriations Committee approved an amendment to the Financial Services and General Government Appropriations Bill on June 16, 2016, that would prevent the spending of federal funds to prohibit or penalize banks and other financial institutions for providing services to state-legal marijuana businesses. This is intended to ease the access to banking for state-compliant cannabis businesses, as financial institutions will be able to work with them without the fear of federal penalties.

Since Gulf Coast Canna Meds will likely be dealing with significant amounts of cash as it conducts normal business operations, the company must be aware of IRS Form 8300. Federal law requires the company to report to the IRS and FinCEN any cash transaction in excess of $10,000 as a result of a single transaction or two or more related transactions, using Form 8300.



OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

Unusual Tax Burdens

Many marijuana businesses cannot deduct significant indirect expenses such as payroll, rent payments, utility bills, advertising, etc., on their Federal income tax returns. Section 280E is the federal income tax code clause responsible for restricting marijuana businesses from claiming standard deductions, forcing them to pay taxes on a much larger percentage of their revenues than non-marijuana businesses with the same earnings and costs.

The provision, enacted in 1982 and still enforced by the IRS today, bans all tax credits and deductions from the illegal "trafficking" of Schedule 1 narcotics. This unusual tax burden must be taken into serious consideration, as it could be a crippling factor for a company not prepared for it.

The tax situation is notably better for cultivators and processors. Dispensaries engage primarily in the sale of marijuana products, while cultivators and processors only assign small percentages of their operating expenses to the actual sale of marijuana. Because a processor can deduct all costs "incident to and necessary for production or manufacturing operations or processes," the company should be able to avoid the debilitating effective tax rate incurred by dispensaries. This will allow Gulf Coast Canna Meds to deduct the cost of facility employees, electricity, facility repairs, facility improvements; extraction, processing and manufacturing supplies; packaging, license fees and insurance. These deductions are only allowed for businesses who deal exclusively in the production of medical marijuana products, not dispensaries which focus on the sale of marijuana products.

The wording of the tax laws and their interpretation since states began to legalize medical marijuana has allowed businesses to deduct the expenses of wholesale marijuana extractions and infused products, and the expenses related to manufacturing these products. The heavier tax restrictions only kick in when the business sells the marijuana product, which Gulf Coast Canna Meds will only be doing in a limited fashion when it wholesales the products out of its facility. The company should be able to take advantage of allowable deductions and reduce its tax burden as the current wording of the new Florida law does not prevent an MMTC from focusing exclusively on processing and manufacturing.

The company will still have added tax burdens specifically relative to marketing, administration and sales costs for its processing facility, which will not be deductible since these expenses are directly related to the sale of the product. This is an unusual tax burden that currently only applies to the marijuana industry. Gulf Coast Canna Meds will still be able to deduct the depreciation on equipment and the other operating expenses outlined above like any other business. The company will comply with all laws and requirements set forth by the IRS and the State of Florida relative to both reporting and the filing of applicable tax documents.

Facility Location

Gulf Coast Canna Meds will rent an appropriate existing building located in an industrial or agricultural zoned area of Pinellas County, FL, with approximately 4,000 square feet of space that can be retrofitted to accommodate and house the company's extraction, processing and manufacturing operations. The initial search will focus specifically on the Gateway section of St. Petersburg, off I-275 and Roosevelt Boulevard, just across the Howard Frankland Bridge from Tampa-St. Petersburg-Clearwater.

Pinellas County is the sixth-most populous county in Florida, with a population of nearly a million people. It is in the heart of the greater Tampa-St. Petersburg-Clearwater Bay area, a metropolitan region of west central Florida adjacent to Tampa Bay and is home to nearly 3 million people.

A state-of-the-art, automated climate control system, including reliable ventilation and a cooling system, will be key to maintaining the necessary temperature and humidity requirements needed to protect the integrity of Gulf Coast Canna Meds' raw materials, extracted oils and final manufactured products. Therefore, the company will install a sophisticated and robust


Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

air conditioning system, with the necessary automated climate control features and ventilation, while the facility is being retrofitted for operations. This system is essential to mitigate the naturally warm and humid climate of Central Florida. Comparable systems have proven effective for extraction operations in other similar climates such as Southern California.

Extraction & Processing
GCCM will utilize the equipment of Genius Extraction Technologies for most of the company's extraction and processing operations.



The 20 Liter Rotary Evaporator System (48" L x 36" W x 89" H / weight: 287 lbs.) will be a key piece of equipment.







The Julabo Chiller (24" W x 30" L x 45.5" H), with a cooling capacity of 0.55 kw at -20 degrees Celsius, will also be essential.

The Vacuum Pump (13" L x 10" W x 8" H / weight: 32 lbs.) will require ~115 Volt, 60 Hz, <5 Amps, with a flow rate of 2.2 CFM at 1.1 Torr.

The chilled ethanol extraction process will take place within The Master-Bilt Walk-In Freezer (8 x 12). Power requirements: ~Condenser: 3hp 208-230 Volt, 60 Hz, 1 Ph, 13 Amps; ~Evaporator: 208-230 Volt, 60 Hz, 1 Ph, 19 RLA, 105 Comp LRA.

10/18/2017
FP:

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

GCCM will employ the latest technology distillation equipment to refine the chilled ethanol extractions so that the final product is completely free of residual solvents with a purity in the 90% range.

Testing & Screening

The company will do internal product testing for cannabinoid profiles and potency, terpene levels and profiling, residual solvents and heavy metals, utilizing state-of-the-art equipment manufactured by Shimadzu. This in-house testing and screening QA process will ensure the purity and proper formulations of all GCCM products before they are distributed to wholesale clients.



The Company will use the Shimadzu i-Series liquid chromatograph to reliably test for cannabis potency profiles with relative ease. GCCM will be testing the incoming raw product prior to processing to make sure that there are no banned pesticide residues or any heavy metals present; and will then be further testing the distilled product to be sure of an exemplary quality control system.



GCCM will use the Shimadzu GCMS-QP2010 Ultra with HS-20 Head Space Sampler and NIST spectral library to conduct comprehensive terpene analyses. The machine is capable of easily identifying over 3,000 flavor and fragrance compounds, which will meet all the company's terpene profiling and testing needs.


Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400





The company will use the Shimadzu GCMS-QP2019 Ultra, with "twin-line" capability and a HS-20 headspace unit, to rapidly identify and quantify very low concentrations of residual solvents that may be present in extracted oil. Twin-line capabilities will enable the company to run residual solvent and terpene analyses on the same instrument.



The company will use the ICPE-9810 Simultaneous ICP Atomic Emission Spectrometer to test for trace heavy metals such as lead, cadmium, arsenic and mercury to ensure all GCCM products are free from toxic concentrations of hazardous metals.

Facility Security

The health and safety of Gulf Coast Canna Meds employees and the patients who consume the company's products are of the utmost importance to GCCM.

An eight-foot tall, galvanized steel, chain-link fence, will surround the perimeter of GCCM's extraction and processing facility. Exterior video surveillance cameras will provide 24-hour surveillance with complete 360-degree coverage and record all exterior activity. The facility's security will meet and exceed all requirements established by the State of Florida and the Department of Health for legal medical marijuana businesses. No one will be able to gain access to the facility without first passing through a secure lobby area. This lobby will be the only portion of the facility that is not a restricted access area.

Only employees possessing a valid working badge will be allowed by the security guard to pass through a secure electronically locked door and enter the restricted access area. Key card tracking will record facility personnel access by door



Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

and date/time. Employees will only be given electronic key card permission to enter areas necessary to complete their required duties. For example, extraction and processing employees will only have access to extraction and processing areas, while packaging employees will only have access to packaging areas.

Other than maintenance, utility and emergency workers or state regulators, the only other permitted visitors will be individuals possessing a valid working badge from another MMTC who are picking up a wholesale product order on behalf of a customer. These individuals must wait in the lobby until the appropriate sales representative is available to escort them into the restricted access area to complete their transaction. All visitors will be required to sign in to the visitor log.

While the Company will make every effort to prevent any theft or diversion, employees will be trained to put their personal safety first. The alarm system will be integrated with panic buttons to be used in the event of a robbery or other emergency incident, and a duress alarm code which can be used in the event of a hold-up. Panic buttons will be placed strategically throughout the facility with greater concentrations in sensitive areas.

Interior cameras with complete 360-degree coverage will provide 24-hour video surveillance and record all activities inside the facility at all times. A security and alarm company will be capable of monitoring the live video feed if necessary and can alert the police in case of an emergency.

Surveillance recording equipment will be housed in a designated, locked and secure room within a room. All surveillance recordings will be kept on-site in the locked and secure room, as well as remotely via a cloud based system, for a minimum of 90 days in a format that can be easily accessed for viewing, as will likely be required by law.

Health and Environmental Concerns
Gulf Coast Canna Meds will be a responsible member of its community, dedicated to its betterment and attentive to the issues facing the people who live and work where it will be doing business. The Company will develop a compliant waste management plan to safely and thoroughly dispose of all waste and chemicals produced as a result of GCCM's extraction, processing and manufacturing operations. The Company will have an evolving and comprehensive security plan, which will ensure the safety of the facility, its employees, all cash on hand, valuable raw material and the complete inventory of finished products.

All Company personnel will be professionally trained in emergency preparedness to ensure that they are prepared to appropriately respond to emergency situations should they occur. GCCM will do everything it can to be prepared in the event that these situations occur. However, the company is aware that factors beyond its control may influence or directly impact its business. In order to lessen the potential negative impact of these issues, GCCM has identified certain areas which present the greatest potential risk.

Health Concerns
The safety of the facility's employees is of supreme importance to the company. The agriculture and manufacturing industries have relatively high employee safety risks due to potential exposures to chemicals and heavy machinery, therefore GCCM will be proactive and extremely thorough in training to lessen the possibility of potential injury. Health and Environmental Working conditions will not only meet but exceed the standards established by OSHA, state, and local laws. GCCM will have a dedicated Safety & Quality Assurance Officer who will be responsible for developing and implementing strict safety protocols before operations begin and training all employees in safety concerns relevant to their position.
Employees will be required to have a complete knowledge of all Florida medical cannabis laws and regulations before commencing employment at the facility. Employees will be required to pass a test verifying their knowledge of Florida laws

10/18/2017

FP: truCrowd

Open until: *01/31/2018*



Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

and regulations prior to hire and will participate in continuing education classes every six months to ensure that they remain up-to-date with current regulations.

Employees will also be thoroughly trained in all the company's detailed Standard Operating Procedures (SOPs). This thorough SOP training, in conjunction with required employee knowledge of all applicable state regulations, will help ensure that all medical marijuana extractions and infused products manufactured at the facility are:

Free of pests, microbiological contaminants, toxins, pesticides, non-organic nutrient residues, an all residual solvents.
Properly labeled to strength of active ingredients and exact cannabinoid profile/ratios; and
Pure and safe to consume.

The company's primary objective will be to produce pure and unadulterated medical marijuana products. This will be achieved through preventative measures, including:

Proper sanitation, scrupulous clean room operations, chilled ethanol extraction systems, and controlling for heavy metals;
Limiting human traffic and transport, and enforcing clean room and general hygiene protocols; and
Ensuring the extraction laboratory and kitchen area meet or exceed all Florida Department of Health standards
Regularly scheduled inspection and maintenance of all specialized equipment.

Environmental Concerns

Standard Operating Procedures (SOPs) will be established by the company to alleviate potential health and environmental concerns by ensuring that all waste and chemicals are properly and safely disposed of in accordance with all local and state laws.

Contingency Plans

In case of an emergency or traumatic event, Gulf Coast Canna Meds will ensure that all staff is fully trained and prepared to responsibly take action and notify the appropriate entities. The company will enact an emergency action plan, providing employees with clear guidance via expert-run training classes and reading material, which will address any potential emergency situation that company employees might encounter.

The emergency action plan will serve to outline procedures for handling of emergency situations. This document is designed to provide a formal outline of the procedures GCCM shall follow to ensure the safety of all personnel in an emergency. The Chief Compliance Officer shall ensure an up-to-date emergency contact list is visibly posted in key areas throughout each facility including:

1. Management contacts
2. Police department
3. Fire department
4. State of FL medical cannabis managing entity
5. Florida Division of Emergency Management
6. Paramedics
7. Poison control center
8. Hazmat response
9. First aid assistance
10. Emergency facility maps which contain the following information:
    o Emergency exits – two exits must be identified

10/18/2017
FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

- o   Primary and secondary evacuation routes
- o   Location of fire extinguishers – code compliant
- o   Meeting assembly points – two points must be identified

Employees will be required to report the following type of emergencies to management and appropriate first responders immediately: medical emergencies, crime, fire, severe weather, bomb threats, chemical spills, and extended power loss. In the event of a non-emergency, non-violent crime or suspicious activity, employees will be trained to immediately notify management and involve the authorities, when appropriate.

Severe weather is a significant threat on the Florida Gulf Coast, as hurricanes may pass through the area during the summer months. Employees will have a specific directive and a hurricane management plan to ensure the safety of all personnel, the facility and the items contained therein. Due to the threat of storms and the possibility of power loss, the facility will have a reliable backup power generator to ensure precise temperature and humidity storage requirements are maintained and that sensitive raw materials, extractions in various stages of the production process and final products are not damaged in any way.

In the event of a medical emergency, employees will always contact 911 and provide detailed information about the nature and location of the emergency. Though all staff will be trained in emergency preparedness, only a few staff members will be trained to administer CPR. During business hours, at least one staff member who is trained to administer CPR will be on site.

Essential Roles: Guidelines

10/18/2017
FP: truCrowd



Open until: ***01/31/2018***

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400



RECOMMENDED ESSENTIAL ROLES ORG CHART

Boxes with names are positions which need to be filled at early stages in the process.
Boxes with names and ** are not needed but strongly recommended.
KEY
Advisory Board
Executive Team
Dispensary Staff
Manufacturing Staff
Cultivation Staff
Facilities Staff
Reporting manager (when applicable)
ADVISORY BOARD
John Doe, Senior Advisor
John Doe, Medical Director
Jane Doe, Patient, Community & Government Outreach Director
Jane Doe, Research & Development Specialist
John Doe, Information & Technology Specialist
John Doe, Security Director
Jane Doe, Marijuana Industry Expert
Jane Doe Chief Executive Officer
John Doe Chief Financial Officer
Jane Doe Community Outreach Coordinator
HR Director
John Doe Chief Operations Officer
Jane Doe Marketing & PR Officer
John Doe Chief of Extractions & Formulations
Bookkeeper
John Doe Director of Security
Inventory Manager
Jane Doe Chief Compliance Officer
General Manager
Extractions Manager
Security Officer(s)
Transportation Associate(s)
Data Administration Manager
John Doe Director of Cultivation
Store Manager
Sanitation Officer
Extractions Technician(s)
Harvest & Processing Manager
Lead Cultivation Associate
Assistant Store Manager
Trimming Associate(s)
Cultivation Associate(s)
Admin Support/Patient Intake Coordinator
Harvest & Processing Associate(s)
Sales Associates
Packaging Associate(s)

Management Team

The management team has been assembled from the actively involved members of the Founders Group. These individual men and women possess a vast pool of education, talent and expertise acquired over the years, from their past successful business experiences.

The Group is composed of: a medical doctor, a compound pharmacist, two registered nurses, an attorney, a director with a private equity firm, a mortgage banker, a public health consultant, a wholesale beer distributor, a financial planner, three real estate company executives, an asset investment manager, two real estate developers, a large automotive repair franchisee, two casualty insurance executives, a music/film/TV producer, a military veteran and law enforcement officer, two small business entrepreneurs, as well as a V-P for an international management consulting firm.

Business Management Platform

The company will utilize an industry specific business management platform in conjunction with other programs such as Microsoft Office, QuickBooks and others deemed appropriate. These systems will enable the company to automate procedures and record all relevant data, while reducing the potential for human errors.



OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Gulf Coast Canna Meds (GCCM) will operate transparently, through the use of a management information system (MIS). Not only will MIS reports provide a complete digital overview of the company, they will also act as a communication and planning tool. These systems will allow the company to identify operational strengths and weaknesses through various reports, such as revenue reports, inventory reports, employee performance records, extraction and manufacturing reports, customer data, etc. This data will help the company improve its business processes and operations.

Inventory Management System
The company will select a comprehensive cloud-based inventory & information management system which has demonstrated success with legal marijuana businesses. The business management platform will offer the company intuitive tools for the management of raw materials, product testing, production costs, and task delegation to easily handle extraction, manufacturing, packaging and distribution. The platform will perform multiple functions for the company, including production costing, employee & task scheduling, state compliant labeling, state compliance reporting & integration, integrated test results, time clock, multi-location support, and custom reporting.

Even though GCCM will not be cultivating or harvesting medical marijuana, the company will utilize this industry-specific seed-to-sale tracking software to both maintain compliance with expected regulations and comprehensively manage all inventory; from raw plant material received from cultivators for extraction and processing, to products in varying stages of the extraction and production process, to packaged items which are allocated for delivery or sale. This system will efficiently track all material within the processing facility, including every gram of processed oil the facility produces, and each final packaged product the facility manufactures, including waste. It will allow the company to not only meet all state tracking requirements, but also create a streamlined and sustainable inventory management process that will enable increased productivity and efficiency.

The business management platform the company chooses will be dynamic, establishing compatibility with newly regulated states as their regulatory structure comes online. The platform will conform its reporting process to align to Florida's requirements. To the best of its ability, GCCM will work directly with platform developers to modify the platform to ensure total compliance with Florida's regulatory mandates relative to the capturing of data and record keeping.

Relative to security, the business management platform will be a permission-based platform, featuring bank level encryption. Platform administrators will assign permissions to each user based on their level of employment within the company. This enables administrators to limit what hourly level employees can see and do within the platform, while allowing management level employees more freedom to navigate and view items and transactions, perform audits and adjustments, and pull reports.

The business management platform will also serve as GCCM's system for recording inventory and sales tracking. The platform will allow the company to monitor, in real time, inventory levels and movement, in addition to sales totals. The platform will allow users to track the purchasing habits of clients and accurately predict demand. This tool will be effective for forecasting inventory needs, as it will allow the inventory manager to analyze historical purchase data and inventory trends.

In order to ensure the freshest product is provided to customers, a first-in-first-out inventory system will be used. This means that the product that has been in storage the longest will be the product sold to clients, making sure that all product is rotating through storage within a reasonable time frame.

10/18/2017

FP:

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

Order Fulfillment System

Any disruption in raw materials will have an impact on the company's ability to keep to a strict production schedule and could result in failure to fulfill orders accurately and on time. In order to ensure GCCM is capable of consistently producing quality products, the company will establish relationships with several top tier, licensed medical marijuana cultivators across the state. This will ensure the company can source the same quality raw materials for each batch at the lowest price possible as well as provide insurance against natural disasters. All raw materials in the facility will be recorded in the platform, which will prompt reordering when supply levels fall below a set point. The system will also keep track of material expiration dates and prompt reordering when the date approaches.

The company's Inventory Manager will be responsible for product allocation and order fulfillment. This individual will oversee both the testing process and distribution from the processing facility to wholesale clients. The Inventory Manager will coordinate testing schedules, ensuring samples are gathered properly and delivered to the laboratory in a timely fashion, while adhering to a strict chain of custody throughout the process. Test results will be entered in the platform immediately upon return from the laboratory.

The Inventory Manager will utilize the platform to create electronic travel manifests sufficiently detailing each line item contained within the order. Products will be transferred utilizing these manifests, whether it is from the processing facility to a wholesale client or from a licensed cultivator to the processing facility.

The executive team will utilize the business management platform to assess needs and track trends. Regular inventory audits will be performed to mitigate theft and ensure inventory counts within the platform are always accurate.

Community Outreach

The Gulf Coast Canna Meds team has a laudable history of community participation and outreach. Collectively, the team has a long-standing track-record of successful business endeavors in the both the Tampa-St. Petersburg-Clearwater Metro Area, and across the country. Aside from their demonstrated business acumen, the Gulf Coast Canna Meds team has established themselves as pillars of the community on the coast of Central Florida, many of them having lived and done business there for more than 30 years.

The company features a group of 18 founders, who came together with the intention of providing the best quality extracted cannabis products to promote a healthy lifestyle and alternative pharmacological options to treat various chronic medical conditions. Gulf Coast Canna Meds will accomplish this by utilizing the best possible extraction equipment that is available on the market, creating strategic relationships with top-tier cultivators throughout the State for excellent, consistent source material, and most importantly, acting as a social enterprise. The company will prioritize perpetuating a community and a statewide message of compassion, mindfulness, responsibility, and accountability.

The Company will further establish its local roots through participation in community groups that focus on veterans and the betterment of the community, such as the American Legion, The Crohn's and Colitis Foundation and hopefully, Hospice.

Focus on Veterans

Gulf Coast Canna Meds has veterans on its executive team and a personal commitment to working with the local veteran community to find the strains and products that demonstrate the most efficacy for those suffering from chronic pain and PTSD. The team will work in concert with its retail partners to accumulate and track data to ensure Gulf Coast Canna Meds is producing products that appeal to veterans.

10/18/2017
FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

In addition to ongoing work with the American Legion and other local veteran's organizations, the company will identify and hire qualified veterans to fill various roles throughout the organization. It is the intention of Gulf Coast Canna Meds to utilize veterans in both the development and implementation of the security contingent of the company as well as the extraction and packaging departments.

Social Enterprise
The Gulf Coast Canna Meds team is committed to operating as a social enterprise. This means that the company will focus on developing and accomplishing clear social and environmental missions for the duration of its operation. The company will reinvest a portion of its profits in community and charitable organizations that meet its criteria and to the degree it is able, partner with like-minded entities to further accomplish its goal of bettering the community on a personal and environmental level.

As mitigation of environmental impact is a key element of a self-aware social enterprise, the company will deploy environmentally friendly strategies to reduce its carbon footprint and operate sustainably. Where possible, Gulf Coast Canna Meds will utilize solar panels to supplement power needs, and in processing operations the company will recycle and reuse the water that will power some of the equipment.

Future Opportunities
As we progress in the development of our Medical Marijuana business, we will continue to monitor the marketplace for additional opportunities. Whenever the arrival of Adult Recreational Marijuana occurs, we will be well positioned to move into that space with a new, additional business enterprise.

So far, the established history of the State of Florida regarding marketplace expansions, is that usually all pre-existing businesses are automatically "grand-fathered" into the new expansion, ahead of any/all newcomers; however, there is no guarantee that the State will continue in that manner.

An added benefit that will accrue to all GCCM Shareholders is that they will be offered the first purchase opportunity for shares, ahead of any new purchasers, in our future Adult Recreational business. Should the GCCM Shareholders opt to not purchase the complete offering, then the remaining shares will be offered to new investors.

Capital Raise Timeline Parameters
As in all endeavors, nothing lasts forever, and it is best to establish timeline parameters at the outset. The history of state licensing processes has been fraught with delays and we wish to bring a sense of deliberate expectation to this process.

Consequently, the Offering will terminate on the earliest of: (a) the date the Company, in its discretion, elects to terminate, or (b) the date upon which all Shares have been sold, or (c) March 31, 2018, or such date as may be extended from time to time by the Company, but not later than 180 days thereafter (the "Offering Period".) The Company has set a date of March 31, 2019 as a time by which the Company will have to achieve the objective of obtaining a license or offer the Investor Shareholders a vote to determine forward course of action for the Company as described on page 88 of this Memorandum.

All funds from the Offering will be accumulated and deposited, in escrow, with the First Green Bank of Orlando, Florida. No funds will be released to GCCM to proceed in the creation and growth of the company until the minimum raise of $2 Million has been reached. Once the minimum has been reached, the Company may utilize funds for operations to include repayment of outstanding balances and any accrued interest for the installment loan (outstanding balance as of February 28, 2017 is $135,847) provided by Gulf Coast Botanicals, Inc. to GCCM. (See Exhibit B - Loan Agreement.)

10/18/2017

FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Should the capitalization effort not be successful, GCCM will call a meeting of all shareholders, present an accounting, discuss the options available and then the Shareholders will vote on the course of action they wish the company to pursue as disclosed below.

Political/Legislative Environment
The Cannabis marketplace in Florida is still evolving and the Legislature is actively creating new rules and regulations. GCCM must be ready to alter/amend our original business plan and adapt to newly developing realities. To this end, we continue to be open to new joint venture possibilities and other emerging synergies as we move thru this embryonic process. Moving forward with an open mind is essential to our survival and to creating a thriving enterprise.

Contingency Plan - Failure to Acquire License and Investor Shareholder Rights
Management of the Company has decided it is best to establish definitive parameters regarding the time frame to execute and potentially terminate efforts to acquire a Florida cannabis license and provide contingency options for investors should the Company fail in this endeavor. The history of state licensing processes has been fraught with delays and the Company's Management wants to provide a definitive expectation regarding this process and the associated time frames.

Therefore, the Company has chosen March 31, 2019 as the definitive date by which the Company shall either; (a) have acquired a Florida cannabis license and therefore is moving forward with planned business operations as outlined in this Memorandum or; (b) the Company has not acquired a Florida cannabis license by March 31, 2019 and, in this case, the following contingency plan has been developed:

Should the Company not acquire a Florida Cannabis license by March 31, 2019, then all investors who have subscribed for Common Shares through this Offering shall be provided a specific right to execute a one-time majority vote of investor shareholders to determine the forward course of action for the Company. The vote would include, but not be limited to the following options regarding forward operations; (a) an option for investors to divest of the investment in the Shares and obtain a pro-rata return of any Offering Funds that may remain and, in this case, the Company would most likely wind up and terminate operations or; (b) an option may also be presented to continue with operations which may include seeking to acquire a cannabis license in another State or continuing to work towards acquiring a Florida cannabis license.

Prospective investors for the Shares should note that, should the majority of investor shareholders choose to execute a divestiture of the Shares and a return of remaining funds, that there can be no assurance that there will be any available funds remaining for distribution to such investors as the Offering Funds raised through this Offering may have been fully expended in execution of the Company's forward plans. Furthermore, only investors who have subscribed for Common Shares through this Offering shall be allowed to participate in the vote regarding the options outlined above. The vote shall be conducted as a simple majority vote and the option that obtains the highest number of investor shareholder votes will be deemed the option that is in force and binding upon all investor and current shareholders.




Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

MANAGEMENT STATEMENT OF RISK

Inadequacy Of Funds: Gross offering proceeds of a maximum of 1,070,000 may be realized. Management believes that such proceeds will capitalize and sustain Gulf Coast Canna Meds, Inc. sufficiently to allow for the continued development and operation of the Company. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

Dependence On Management: In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon Thomas J. Murphy, Lonnie Orns, and David Kitenplon. The loss of any of these individuals could have a material adverse effect on the Company.

Risks Associated With Expansion of Operations: Any expansion of operations the Company may undertake will entail risks, such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.
Gulf Coast Canna Meds, Inc. commenced preliminary business development operations in January 2017 and is organized as a C corporation under the laws of the State of Florida. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future.

General Economic Conditions: The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Management

10/18/2017

FP: truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

believes that the niche products and services they market will insulate the Company from excessive reduced demand. Gulf Coast Canna Meds, Inc. has no control over these changes.

Possible Fluctuations In Operating Results: The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Risks Of Borrowing: If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility.   Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles To Execution Of The Business Plan: The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion As To Use Of Proceeds: The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Control By Management and Current Shareholders: As of August 14, 2017, the Company's officers, directors, and current shareholders owned 100% of the Company's issued common shares. Upon completion of this Offering, the Company's Managers and current shareholders will continue to own approximately 75% of then issued and outstanding common stock, and will be able to continue to control GCCM. New investor shareholders will not have the ability to control either a vote of the Company's Shareholders or Board of Directors.

Limited Transferability & Liquidity: To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Gulf Coast Canna Meds, Inc., limitations on the percentage of Shares sold and the manner in which they are sold. Gulf Coast Canna Meds, Inc. can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to Gulf Coast Canna Meds, Inc., stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Shares and no market is expected to develop.



OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

Consequently, owners of the Shares may have to hold their investment indefinitely and may not be able to liquidate their investments in Gulf Coast Canna Meds, Inc. or pledge them as collateral for a loan in the event of an emergency.

Broker - Dealer Sales Of Shares: The Company's Common Stock is not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange.
No assurance can be given that the Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market. As a result, the Company's Common Shares are covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker dealers to sell the Company's securities and may also affect the ability of shareholders to sell their shares in the secondary market.

Long Term Nature Of Investment: An investment in the Shares may be long term and illiquid. As discussed above, the offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

No Current Market For Shares: There is no current market for the Shares offered in this private Offering and no market is expected to develop in the near future.

Compliance With Securities Laws: The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida Securities Laws, and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, Gulf Coast Canna Meds, Inc. would face significant financial demands which could adversely affect Gulf Coast Canna Meds, Inc. as a whole, as well as any non-rescinding purchasers.

Lack Of Firm Underwriter: The Shares are offered on a "best efforts" basis by the officers and directors of Gulf Coast Canna Meds, Inc. without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Shares offered or any lesser amount.

Projections: Forward Looking Information: Management, along with professional industry consulting firm, Canna Advisors, located at 1731 15th St #220, Boulder, CO 80302, has prepared projections regarding Gulf Coast Canna Meds, Inc.'s anticipated financial performance. The Company's projections are hypothetical and based upon factors influencing the business of Gulf Coast Canna Meds, Inc. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by Gulf Coast Canna Meds, Inc.'s independent accountants. These projections are based on several assumptions which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional

10/18/2017

FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of Gulf Coast Canna Meds, Inc.'s operations, those results cannot be guaranteed. business.

MARIJUANA INDUSTRY RISK FACTORS
Our proposed Company is highly dependent on state and federal laws pertaining to the Industry. Any number of events or occurrences could slow or halt legalization progress altogether in the Cannabis Industry. While progress within the cannabis industry channel is currently encouraging, growth is not assured. While there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(es) within the various states where the Company invests. Any one of these factors could slow or halt use of cannabis, which would negatively impact our business up to possibly causing us to discontinue operations as a whole and disposing of our assets.

Cannabis Remains Illegal Under Federal Law: Despite the development of a cannabis industry legal under state laws, state laws legalizing medicinal and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a schedule 1 controlled substance and makes cannabis use and possession illegal on a national level. The U.S. Supreme Court has ruled that it is the Federal government that has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use. However, the current administration has effectively stated that it is not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical and recreational cannabis. Yet, there is no guarantee that the current Federal Administrations will not change the stated policy regarding the low-priority enforcement of Federal laws in states where cannabis has been legalized.
Federal enforcement practices could change with respect to the providers of services to participants in the Industry, which could adversely impact the Company. If the Federal government were to change its practices, or were to expend its resources attacking providers in the Industry, such action could have a materially adverse effect on the Company's operations and its customers.

Competition May Increase Costs: The Company will experience competition from other medical marijuana companies operating in Florida. Competition may have the effect of increasing promotional costs for the Company and decreasing the sales price of developed products.

Terrorist Attacks Or Other Acts Of Violence Or War May Affect The Industry In Which The Company Operates, Its Operations & Its Profitability: Terrorist attacks may harm the Company's results of operations and an Investor's investment. There can be no assurance that there will not be more terrorist attacks against the United States or U.S. businesses. Losses resulting from these types of events may be uninsurable or not insurable to the full extent of the loss suffered. Moreover, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They could also result in economic uncertainty in the United States or abroad.

Risks of Regulatory Uncertainty: The Company plans to operate in a sector that is at a regulatory frontier. The Company may rely on newly established regulations in multiple jurisdictions, either as legal basis for the sale of their own products, or as the legal basis for the sale of products upon which the business depends. These regulations are rapidly evolving and are subject to change with minimal notice. Regulatory changes may adversely affect the ability of the Company to operate or cause the Company to cease operations entirely.
Currently there is an evolving legal landscape with confusing and vague legislation that varies from state to state. The requirements to legally grow, distribute, prescribe, and use cannabis for either medical or recreational purposes vary by country, state, and county. It is possible that the Company may inadvertently violate legal statues in one or more jurisdictions





10/18/2017
FP: truCrowd

Open until: ***01/31/2018***

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

in which they operate. Cease and desist requirements from one jurisdiction could negatively impact other affiliated businesses and properties in that or other jurisdictions. In addition, these requirements are constantly changing, and the impact of any such changes on the business of the Company is uncertain. The failure by the Company to comply with relevant regulations could negatively affect the Company's performance.

Risks Associated With The Availability Of Financial Services: Financial service firms may refuse to provide services to the Company. Due to cannabis' status in the U.S. as a federally illegal Schedule I Narcotic and its long association with criminal activity globally, banks and other financial services firms often refuse to provide standard merchant services (such as checking or savings accounts, credit card processing, or business loans) to businesses that are in any way connected to the cannabis industry. This is currently a major problem faced by cannabis related businesses. Even when those services are offered, they may be revoked at any time, for any reason, with limited notice, and no recourse. Despite their best efforts, the Company may fail to obtain, or may lose access to, the financial services essential to successfully execute their business plans. Such a failure or loss could adversely affect the success of the Company.

Risks Of Historically Illegal Products: The Company's operations will involve historically illegal products and activities. Federal law has prohibited the use of cannabis since 1935. In 1973, President Nixon created the Drug Enforcement Administration (DEA). The U.S. federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug, which is viewed as highly addictive and having no medical value. Doctors may not prescribe cannabis for medical use under federal law; however, they can recommend its use under the First Amendment. Only recently has legislation indicated that federal authorities will not actively pursue legal action against medical cannabis producers and dispensaries in states where medical cannabis has been legalized. Any such legislation could become the subject of legal challenges. Even outside of illegal cannabis substances, there has been historical prohibitions and enforcement of sales cannabis paraphernalia and other products that are related to the use of cannabis, even if susceptible of other uses. Any association or relationship with the Cannabis Industry could have a material adverse effect on the Company.

Cannabis Business Taxation: As states trend towards decriminalization and legalization of medical and recreational marijuana, the impact of I.R.C. §280E is becoming more and more relevant. I.R.C. § 280E, titled "Expenditures in connection with the illegal sale of drugs," states: "No deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted." Investors should carefully assess with competent tax professionals the potential tax ramifications of an investment in our Company.

State Laws May Impact Investor Participation: Investors in the Company should carefully review with appropriate legal or other knowledgeable professionals the capacity for them to engage in purchasing Shares in compliance with State laws. Certain States may have laws that preclude a State resident from participating in an investment in a Company that operates in the cannabis industry. It is the investor's sole responsibility to ensure they are legally allowed to invest in the Company's Shares.

THE BOTTOM LINE: If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

<u>Please only invest what you can afford to lose.</u>



10/18/2017
FP: truCrowd

Open until: ***01/31/2018***

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

THE OFFERING

9. What is the purpose of this offering?

To raise up to $1,070,000 by selling Units of SAFE+REV for the purpose of winning the required Florida license to operate a medical marijuana cultivation, manufacturing and distribution company in the Tampa-St. Petersburg-Clearwater Metro Area pursuant to the rules and regulations promulgated by passage of Amendment 2 in November 2016.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	***If Maximum Offering Amount Sold***
Total Proceeds	**$20,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$1,600	$85,600
Net Proceeds	**$18,400**	**$984,400**
Use of Net Proceeds		
A. Capital Expenses (leasehold improvements related to cultivation greenhouse, processing warehouse and dispensary; extraction and distillation equipment; FFE; Security; Development costs)	$0	$492,200
B. Operating Expenses (Advertising; Rent; Seed to Sale Software; Inventory)	$3,680	$196,880
C. Legal/Professional Expenses	$1,840	$98,440
D. Marketing	$9,200	
E. Salaries	$3,680	$196,880
Total Use of Net Proceeds	**$18,400**	**$984,400**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings or break the escrow (if multiple closings), the company will engage Colonial Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the Company.

12. How can an investor cancel an investment commitment?


Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Security offered for sale	**SAFE+REV** [TM] **(Simple Agreement for Future Equity plus Revenue Participation)**
Valuation Cap	$8,100,000
Discount Rate	N/A
MFN Provision	Yes.
Anti-Dilution Rights	No.
TARGET number of SAFE+REV Units[TM]	4,000
Maximum number of SAFE+REV Units[TM]	214,000
Purchase price per SAFE+REV Unit[TM]	$2
Minimum SAFE+REV Units[TM] *per investor*	20
Offering deadline	January 31, 2018
Use of proceeds	See page 25
Revenue Participation	Yes
Offering Gross Revenue Participation Percentage	5%
Total Per Unit Target Defined Return (from each Class A Revenue Share Unit)	$5
Measurement Period Start	1/1/2019
Measurement Period END	12/31/2059

10/18/2017

FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
			☐ Yes ☐ No	☐ Yes ☐ No Specify:

10/18/2017
FP: truCrowd

Open until: *01/31/2018*



Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

			☐ Yes ☐ No	☐ Yes ☐ No
Common Stock:				Specify:
	1,000,000	750,000	☑ Yes ☐ No	☐ Yes ☐ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities offered (SAFE+REV) rights cannot be modified whatsoever by the rights of the securities existent before the offering.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

There is no way the securities offered for sale can by changed by exercising the rights of the principal shareholders from Q #6.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company is only used to set the Valuation Cap (the maximum valuation at which the SAFE component of the SAFE+REV could be converted when a Conversion Event will occur.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



10/18/2017
FP: truCrowd

Open until: ***01/31/2018***

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

VALUATION



The 5 Methods Used

$ 1,508,132
Scorecard Method
$ 1,190,000
Check-List Method
$ 12,038,363
Venture Capital Method
$ 21,970,753
DCF with LTG
$ 31,846,411
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Weights
of the 5 methods
33%
34%
11%
11%
11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre- money of **$8,100,000.**

We will use this valuation to determine the Valuation Cap of the SAFE component of the security we are offering via this offering.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

10/18/2017
FP:
Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.


Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	214,000	$1,070,000	$984,400

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date Terms	Other Material
Gulf Coast Botanical, Inc	$ 135.847	4%	Flexible	

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
4/28/2017	Reg D 505	Common Stock	$0	$0

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

None to all for options.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company, is funded by its parent company Gulf Coast Botanicals, Inc. There are no operations yet as, after funding, the company will apply for a Medical Marijuana Treatment Center Registration under Florida Senate Bill 8-A.

10/18/2017
FP:

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Gulf Coast Canna Meds, Inc.
Audited Financial Documents



10/18/2017
FP: truCrowd

Open until: ***01/31/2018***

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**



Barley | McNamara | Wild
CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

Financial Statements and Independent Auditor's Report

Gulf Coast Canna Meds, Inc.

February 28, 2017

JACKSONVILLE • 5150 Belfort Rd., Building 400 • Jacksonville, FL 32256 • Office: 904.694.4CPA (4272) • Fax: 904.694.4BMW (4269)
TAMPA • 1300 North Westshore Boulevard • Suite 205 • Tampa, FL 33607 • Direct: 813.443-5048 ext. 303 • Toll free: 888.410.2323

10/18/2017
FP: truCrowd



Open until: ***01/31/2018***

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**



Barley | McNamara | Wild
CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

Independent Auditor's Report

Board of Directors and Stockholder
Gulf Coast Canna Meds, Inc.

Report on the Balance Sheet

We have audited the balance sheet of Gulf Coast Canna Meds, Inc., (the "Company") as of February 28, 2017.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts in the balance sheet. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Gulf Coast Canna Meds, Inc. as of February 28, 2017, and the results for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Barley, McNamara, Wild

JACKSONVILLE • 5150 Belfort Rd., Building 400 • Jacksonville, FL 32256 • Office: 904.694.4CPA (4272) • Fax: 904.694.4BMW (4269)
TAMPA • 1300 North Westshore Boulevard • Suite 205 • Tampa, FL 33607 • Direct: 813.443-5048 ext. 303 • Toll free: 888.410.2323



Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Gulf Coast Canna Meds, Inc.
Balance Sheet
As of February 28, 2017

	2017
Assets	
CURRENT ASSETS	
Cash and cash equivalents	$ -
TOTAL ASSETS	$ -
Liabilities and Stockholder's Deficit	
CURRENT LIABILITIES	
Due to related party	$ 135,847
Total Current Liabilities	135,847
STOCKHOLDER'S DEFICIT	
Common Stock, $.001 par value; 1,000,000 shares authorized; 750,000 shares issued and outstanding	750
Additional paid-in capital	-
Retained deficit	(136,597)
TOTAL STOCKHOLDER'S DEFICIT	(135,847)
Total Liabilities and Stockholders' Deficit	$ -

See Accountants' Opinion

10/18/2017
FP: ◉ truCrowd

Open until: *01/31/2018*



Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities?

10/18/2017

FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

10/18/2017

FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: March 20, of the following year.
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: gulfcoastcannameds.com

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

10/18/2017

FP: truCrowd

Open until: *01/31/2018*



Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Exhibit 1. The security

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ (herein referred to as "Investor") and Gulf Coast Canna Meds, Inc. (herein referred to as "Issuer/Company", "Issuer", and "Company") for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:
   (A) $_____ purchase amount of the equity more fully described in the attached Exhibit A,
<center>**and**</center>
   (B) _____ Class A Revenue Share Unit(s) more fully described in the attached Exhibit B.

> **Jurisdiction, Venue and Governing Law.** Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of Florida, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+REV Agreement, in which case this SAFE+REV Agreement shall prevail. In the event of any conflict between Exhibit A and Exhibit B, Exhibit B will prevail.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

10/18/2017
FP: truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242



OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	214,000	$1,070,000	$984,400

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $8,100,000.

The "**Discount Rate**" is N/A.

See **Section 2** for certain additional defined terms.

1. *Events*
   (a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

   In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

10/18/2017

FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

(b) <u>**Liquidity Event**</u>. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) <u>**Dissolution Event**</u>. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) <u>**Termination**</u>. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger

10/18/2017
FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

10/18/2017
FP:  truCrowd

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

10/18/2017
FP:
Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

10/18/2017
FP:

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000	$20,000	$18,400
Maximum Amount	214,000	$1,070,000	$984,400

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____

10/18/2017

FP:

Open until: *01/31/2018*

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.
This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor".
Issuer: Gulf Coast Canna Meds, Inc. is herein referred to as the "Issuer".

Number of Units to Investor: Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor.

Offering Metrics:
o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".
o The "Offering Gross Revenue Participation Percentage" 5% (five percent)
o The "Measurement Period" is that period of time commencing on 1/1/2019 and ending on 12/31/2059
o The "Total Per Unit Target Defined Return" is $15 (fifteen dollars)
For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

---

1.   **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:
·   Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"
·   Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Target Defined Return.

2.   **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.
On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by

10/18/2017
FP: truCrowd

Open until: *01/31/2018*



Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	**214,000**	**$1,070,000**	**$984,400**

Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Target Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form W-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

10/18/2017

FP:  truCrowd

Open until: _01/31/2018_

Gulf Coast Canna Meds, Inc.
695 Central Avenue #202
St. Petersburg, FL 33701
727-800-6242

OFFERING STATEMENT

4,000 Units of SAFE+REV at $5.00 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**4,000**	**$20,000**	**$18,400**
Maximum Amount	214,000	$1,070,000	$984,400

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____
Signature: _____
Print Name: _____
Date: _____

Issuer: _____
Signature: _____
Print Name: _____
Date: _____